Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

28 January 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.

dlw 3/2

Cue Energy Resources Limited

INVESTOR PRESENTATION

JANUARY 2005

Cue Energy Resources Limited

SUMMARY HISTORY

1981	Cue Energy floated in New Zealand
1995	SE Gobe oil field acquisition - PNG ASX listing in Australia
1997	New exploration areas – Indonesia
1998	SE Gobe oil production - PNG New exploration areas – PNG
2000	New exploration area – Australia Exploration drilling - Indonesia
2001	Oyong oil & gas discovery – Indonesia Debt free
2002	Exploration drilling – PNG
2003	Exploration drilling – Indonesia
2004	Exploration drilling – Indonesia

Cue Energy Resources Limited

CUE ENERGY STATISTICS

Shareholders	4,400
Listings	Australia/NZ/PNG
Ordinary Shares	374.2 Million
Market Capitalisation @ A0.30 cents	A$112 Million

Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

CHAIRMAN

Richard Tweedie — MD Todd Energy NZ

DIRECTORS

Geoffrey Albers — Founder

Ken Hoolihan — Exploration Manager Todd

Leon Musca — Lawyer

CHIEF EXECUTIVE OFFICER

Bob Coppin — 37 years experience

CHIEF FINANCIAL OFFICER

Andrew Knox — 20 years experience

Cue Energy Resources Limited

CORPORATE PLAN

SHORT TERM

- Existing Exploration & Production
  - PNG, Indonesia

- Commercialise Current Assets
  - Oyong Oil & Gas Field
  - Maari Oil Field
- Evaluate Jeruk Result

MEDIUM TERM

- Growth
  - New Exploration Areas
  - Acquisitions
  - Commercialise PNG Gas

Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

GAS RESOURCES



20 BCF (2P equivalent)
Oyong
(Indonesia)
4 BCF
SE Gobe
(PNG)
97 BCF
Kimu
(PNG)
120 BCF
Barikewa
(PNG)

OIL RESOURCES



0.3 mmbls (2P)
SE Gobe
(PNG)
2.5 mmbls (2P equivalent)
Maari
(New Zealand)
1.5 mmbls (2P equivalent)
Oyong
(Indonesia)



Cue Energy Resources Limited
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
Gobe Development
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
PERTH
ADELAIDE
MELBOURNE
SYDNEY
CANBERRA
BRISBANE
HOBART
PDL 3
SHP 40.149650%
Orogen 20.5%
Oil Search 15.859740%
*Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
* Santos 31.278%
Oil Search 31.278%
Murray 26.497%
Cue 10.947%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PRL 8
*OilSearch 44.64%
Mosaic 28.57%
Gedd 16.07%
Cue 10.72%
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
W04-6, -7 & -8
* Cue 50%
EP 363
*Apache 73.60%
Kufpec 12.79%
Tap 13.61%
†CUE 10.00%
* Operator
† Option
T/37P, T/38P
* Cue 50%
Exoil 50%
PEP 38413
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
LOCATION MAP
JOINT VENTURE INTERESTS

PAPUA NEW GUINEA
LOCATION MAP

Cue Energy Resources Limited


P'NYANG
GAS FIELD
HIDES GAS FIELD
GOBE & S.E. GOBE
OIL FIELDS
PDL 3
PPL 190
Goroka
JUHA GAS FIELD
KUTUBU
OIL FIELDS
Koko-1
PRL 8
KIMU GAS FIELD
PRL 9
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE
TERMINAL
Kerema
PORT MORESBY
0
50
KILOMETRES
PPL 213
APPL 228
PRL 3
PPL 202
PRL 4
PPL 157
PRL 5
PRL 2
PDL 1
PPL 138
PPL 218
PPL 199
PPL 219
PPL 192
PPL 215
PPL 204
PPL 206
PDL 4
APPL 227
PPL 203
PPL 184
PPL 201
PPL 220
PPL 188
PPL 208
PPL 179
PPL 200
PPL 210
PRL 1
THRUST FRONT
PAPUA NEW
GUINEA
N.T.
QLD.


PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE MAIN FIELD
WASUMA
(HEALY)
MAKAS
PPL 190
PPL 190
50 - 130
million
barrels
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
PPL 219
PDL 4
PPL 206
S.E.GOBE FIELD
SEG-7
SEG-5
SEG-6
Saunders-1X
Bilip-1
GILLESPIE
UNIT AREA
GOBE FOOTWALL
PDL 3
NW Iehi-1
PDL 4
PPL 190
Iehi-1
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside recoverable volumes
Proposed Seismic 2004
0
10
KILOMETRES

Cue Energy Resources Limited

WASUMA DIPLINE



SW
SE GOBE
WASUMA
NE
0.272
0.500
0.750
1.000
1.250
1.500
1.750
2.000
2.250
2.500
2.750
3.000
3.250
3.472
BASE DARAI LS
TORO SS
IAGIFU SS
dls_f
PN96-204

Source: Oil Search Ltd

SAMPANG PSC – LOCATION MAP

Cue Energy Resources Limited



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
N
Java Sea
KE Field
Arosbaya-1
Gunung Geger Outcrop
Geger-1
Lerpak-1
Lerpak Field
Konang-1
Konang-2
Jambu-1
Madura
Sumberlantang-1
Amih lancak-1
Tanjung-001
Bujur Tenjah-1
Bujur Tumur-1
Durbuk-1
Prancak-1
Mandala-1
Gunung Kembar-1
Soemerep-1
Sumenep
Kecodu Barat-1
Sebaya-1
Kertegeneh-1
Ketegeneh Field
Puteran
Bangkalan
Pakaan-1st
Gresik
Sekarkorong Field
Bogomiring Field
Gigir-1
Sampang
Pamekasan
Camplong-1
Guigui-1
Genteng
MW-1
Raja
Gurita
Sampang PSC
Surabaya
Krika Field
Lidah Field
Kuti Field
Gunung-1
Palungan-1/1B
Korawai
KE-11A
Bakung
Mangga-1
Anggur-1
Anggur-2
Anggur-3
Anggur Utara-1
JERUK - 1
JERUK - 2
Dukuh
Persik
Wortel
MS1-1
Pare
Jalar
Herbras
Paus
Ubur-Ubur
Madura Offshore PSC
Maleo Field
CD-1
BD-2
BD-1st3
BD Field
XX-1st
MDB-1
KE-11E
Jeruk
Oyong
Sidoarjo
Wunut Field
KE-11C
Enau
KE-11HA
Flamboyan
KE-11G
28" Diameter Pipeline
0
20
KILOMETRES
MALAYSIA
Sumatra
INDONESIA
Java
Location
LEGEND
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
Pasuruan
Grati
Madura Strait
Probolinggo
Besuki

Source Santos Ltd

OYONG FIELD
Top Mundu Depth Structure

Cue Energy Resources Limited



113°21'E
113°23'E
90MDR-204
9 195 000mN
9 194 000mN
9 193 000mN
9 192 000mN
07°17'S
07°18'S
760 000mE
762 000mE
764 000mE
0
500
1000
Metres
N
Oyong-1
Oyong-2
Oyong-3
GOC
902mss
923.2mRKB
OWC
940mss
961.2mRKB

Source Santos Ltd

OYONG



Line 90MDR-204
Oyong -1
Oyong -2
Cue Energy Resources Limited
S
SP
450
400
350
300
250
N
0.500
1.000
1.500
2.000
2.500
3.000
Lidah Fm
Paciran Fm
Hydrocarbon
Mundu Fm
Wonocolo Fm
Upper Ok Fm
Top Ngrayong
Ngrayong Fluor

Source Santos Ltd

Cue Energy Resources Limited

OYONG - SCHEMATIC CROSS SECTION


West
East
Oyong-1 & 2
Oyong-3
Mundu Reservoir
120 metres
38 metres
GOC 902mss
OWC 940mss
Gas
Oil
Non Reservoir

Source Santos Ltd

Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT


Gresik
Surabaya
Madura
Oyong
Gas and Oil-Field
Wellhead
Structure
Export Tanker
Production
Barge
PGN Pipeline
Grati
Trans Java Pipeline
60 km Pipeline
Onshore
Gas Receiving Facilities
Probolinggo
Leles
East Java

Source Santos Ltd

TALL TEMPLATE STRUCTURE

Cue Energy Resources Limited



Conductor Pile
Well Head Deck
Stacked Template Structure (STS)
12.5m
Sea Surface
10m
31m
Sea Floor
3m

Source: Santos Ltd

OYONG DEVELOPMENT STATUS

Cue Energy Resources Limited



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
31m
3m
Sea Floor

Source: Santos Ltd

- Gas Sales Agreement signed
- Plan of development approved and revision submitted
- Environmental plan approved and revision submitted
- Capital costs USD112 million gross
- Cue cost USD16.9 million
- First oil production third quarter 2005
- First gas production mid 2006
- Ongoing financing and securitisation discussions

Sampang PSC

Jeruk prospect


Jeruk 1
Jeruk 2

Top Kujung Limestone
Depth Structure Map

Jeruk 1


Top Kujung Limestone

TD
5300m MD

Santos

Cue Energy Resources Limited

JERUK STATUS

(20 January 2004)

- Jeruk -1 tested 4700 barrels per day of oil and water from carbonate
- Mechanical problems precluded deepening or side tracking
- Jeruk -2 encountered carbonate at 5126 metres
- Tested 7800 barrels of oil per day from 5134 – 5152 metres
- Deepened to 5726 metres to determine oil column
- Tested water from 5672 – 5726 metres
- Tested oil and gas from 5430 – 5460 metres
- Flow rate inconclusive due to debris in test string
- Oil column is at least 380 metres

Cue Energy Resources Limited

MAARI DEVELOPMENT


CUE Permit
Pipelines
Oil & Gas Field
Gas Condensate Fields
3D SEISMIC SURVEY AREA
Kea-1
5km
MAARI
Moki-1
Moki-2A
Maari-
Maui-4
MANAIA
432 km²
PEP 38413
NEW ZEALAND
Auckland
New Plymouth
KAIMORO
NGATORO
KAPUNI
Tui-1
Kea-1
MAARI
MANAIA
PEP 38413
(5.00% CUE)
0
25km

Source: Horizon Oil

Cue Energy Resources Limited

MAARI DEVELOPMENT


CAPE EGMONT FAULT
MAARI
Maari-1A
(1998)
Moki-1
(1983)
Moki-2A
(1985)
Maari-2
ZONE
FAULT
MANAIA
Maui-4
(1970)
KIWI

- Development decision April 2005
- P_{50} oil reserves 50 million barrels
- CUE share 2.5 million barrels at acquisition cost of A$2.48 / barrel
- Capital cost US$126-233 million gross
- CUE capital cost US$6-12 million
- First oil 2Q 2007
- Initial rate 30000 bopd
- CUE share 1500 bopd

Cue Energy Resources Limited

CUE PROJECTED FUTURE NET OIL PRODUCTION



SE Gobe# Oyong# Maari*
Barrels of Oil Per Year
800000
700000
600000
500000
400000
300000
200000
100000
0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
2000
1500
1000
500
Barrels of Oil Per Day

Joint Venture estimate

* Subject to final acquisition

Cue Energy Resources Limited

CUE NET GAS PRODUCTION


Oyong Gas#
Billion Cubic Feet Per Year
2.5
2.0
1.5
1
0.5
0
(1/2 year)
2006
2007
2008
2009
2010
2011
2012
2013
2014

Joint Venture estimate

Cue Energy Resources Limited

LOCATION BASS BASIN PERMITS



Seal 1
145°
146°
147°
Toolka 1
0
50 km
Cormorant 1
Koorkah 1
King 1
Barramundi 1
T02-4
T02-3
Bass 1
T/37P
Yolla 1,2
Tilana 1
Bass 2
White Ibis 1
T/RL1
Yurongi 1
Dondu 1
T/38P
Bass 3
Nangkero 1
40°
T/18P R3
Poonboon 1
Squid 1
Chat 1
Narimba 1
Flinders 1
Pipipa 1
Durroon 1
Stanley
Tasmanian Devil 1
41°
WA
NT
QLD
SA
NSW
VIC
TAS
Devonport
Tasmania
EL 13/98

Source: Department of Industry Tourism Resources

Cue Energy Resources Limited

LOCATION CARNARVON BASIN PERMITS



WA
NT
QLD
SA
NSW
VIC
TAS
115°
116°
117°
19°
20°
0
50 km
1000
500
200
WA-270-P
WA-260-P
Andromeda 1
Glatton 1
WA-248-P R1
Brigadier
W04-6
Bananbu 1
Gandara
W04-7
W04-8
W04-9
Mutineer
WA-191-P R3
Exeter
Lacerta 1
WA-16-L
WA-4-L R1
Hermes
Lambert
Angel
Talisman
WA-17-L
Perseus
Eaglehawk
Egret
WA-28-P R6
WA-8-L
WA-4-L
Cossack
WA-1-P R5
Legendre
North Rankin
Wanaea
Eastbrook 1
Goodwyn
WA-6-L R1
WA-2-L R1
WA-20-L
W03-9
WA-267-P
Urania
Geryon
253-P R1 Pt2
WA-253-P R1 Pt 1
WA-17-R
Iago
Malus 1
Echo Yodel
Rankin
Tidepole
Dockrell
Dixon
WA-209-P R2
WA-1-P R5
1-P R5
WA-28-P R6
Wilcox
WA-7-P R1
WA-330-P
WA-321-P
WA-254-P R1
WA-254-P R2
WA-310-P
Dionysus
WA-323-P
WA-209-P R2
WA-202-P R2
WA-312-P
03-189-7

Source: Department of Industry Tourism Resources

Cue Energy Resources Limited

INDICATIVE CUE 2005 ACTIVITY

• 2D Seismic – PNG	January 2005
• New Exploration Areas	January 2005
• 3D Seismic – Indonesia	January 2005
• Approval of Oyong Development	January 2005
• Settle Maari Acquisition	March 2005
• Commence Oyong Development	First Quarter 2005
• Development Decision Maari	Second Quarter 2005
• First Oyong Oil	Third Quarter 2005
• Exploration Drilling	Second Half 2005
• Jeruk Decision	Second Half 2005
• Acquisitions	Ongoing

Cue Energy Resources Limited

WHY INVEST IN CUE

- Capital appreciation
- Oil production
- Oyong production pending
- Maari production pending
- Jeruk oil discovery upside
- Exploration drilling
- Quality exploration acreage
- Project upside PNG Gas